EXHIBIT 19
As of May 15, 2024
LiveRamp Insider Stock Trading Policy
Federal and state securities laws prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company. These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

We have adopted this policy to promote compliance with these laws and to protect you and LiveRamp Holdings, Inc., LiveRamp, Inc., or any of their subsidiaries (together, “LiveRamp,” the “Company,” we,” or “us”) from the serious liabilities and penalties that can result from violations of these laws.

This policy is not merely a restatement of legal principles or regulatory rules. In certain areas, we have for business and regulatory reasons adopted policies and procedures that may impose requirements beyond those mandated by applicable laws or regulations.

It is your responsibility to comply with the securities laws and this policy, and compliance with this policy shall not be viewed as a substitute for compliance with applicable law. If you have a question about this
Policy or whether it applies to a particular transaction, please contact our Chief Legal Officer for additional guidance.

I. Persons Subject to this Policy

This policy covers every director, officer and employee (including persons employed on a temporary or contract basis or through a staffing agency) of the Company, as well as their parents, spouses and minor children and other persons living in their households and investment partnerships and other entities (such as trusts and corporations) over which such directors, officers or employees have or share voting or investment control.

This policy and the prohibitions on trading continue to apply to transactions in our securities even after you have terminated your employment or term on the Board of Directors. If you are in possession of material nonpublic information at the time of such termination, you may not trade in Company securities until that information has become public or is no longer material.

II. General Trading Restrictions
Unless otherwise provided in this policy, the term “trading” includes all purchases, sales, pledges and other transfers of any kind of any type of securities, including shares of common and preferred stock, bonds, debentures, options, warrants, convertible securities, puts, calls, stock appreciation rights or similar rights with exercise or conversion privileges or settlement payments or mechanisms at prices related to any class or series of capital stock of a company, whether or not such instruments or rights shall be subject to settlement in the underlying class or series of stock of such company or otherwise, in the open market or otherwise.
Federal securities laws prohibit trading in the stock of any company whenever an individual is in possession of “material nonpublic information,” i.e., information that would be considered important by the average investor in making a decision to buy or sell stock. As a director, officer or employee of the Company, you may be exposed to material nonpublic information about the Company from time to time. Either positive or negative information may be considered to be material. Common examples of information that are regarded as material are:
oprojections of future earnings or losses
onews of a cybersecurity breach
onews of a pending or proposed joint venture, merger, acquisition or tender offer onews of a significant sale of assets or the disposition of a major subsidiary ochanges in Company leadership

osignificant new products or services that have not yet been announced publicly ofinancial difficulties, including revenue or earnings shortfalls or cash flow problems othe gain or loss of a substantial customer or supplier
If you are aware of material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities until such information has been publicly disclosed.
In addition to complying with the laws which prohibit trades based on material nonpublic information, please note the following:
1. Trading during “Open Windows.”
(a)All employees (except for Designated Persons (as defined below)) are free to trade during open stock trading windows after verifying on The /Ramp that the trading window is open.

(b)Designated Persons must be pre-cleared via email prior to the execution of their trade by the Company’s Chief Legal Officer Pre-clearance requests should be made via email on the day before or the day of your anticipated trade. Pre-clearance is not required if a Section 16 Officer’s or director’s trade is being made under a previously approved 10b5-1 Trading Plan as described in paragraph 14 below.

(c)“Designated Persons” are defined as the following:

(i)All directors of the Company;

(ii)all officers of the Company who have been designated by the LiveRamp Board of Directors as “Section 16 Officers” for purposes of the reporting requirements and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (who, together with the directors, are referred to herein as “Section 16 Reporting Persons”); and

(iii)any additional persons that the Company may from time to time designate as a Designated Person because of their position with the Company and access to material nonpublic information.

2. Trading Prohibited During “Blackout Periods.”
(a) Except for (i) trades executed under previously approved 10b5-1 Trading Plans, or (ii) sales made pursuant to a Company mandated “sell to cover” tax withholding treatment in connection with the vesting of an employee’s restricted stock units (see paragraph 5(a) below), no trades may be made during the “blackout period” following each quarter. The blackout period will begin after the last day of each quarter and will remain in effect until one full business day after the issuance of the quarterly earnings release for the quarter just completed.
(b) From time to time, the Company may issue interim earnings guidance or make announcements about other material events via a press release or a Securities & Exchange Commission (“SEC”) filing on Form 8-K. Trades may be blocked while the Company is in the process of assembling the information to be released until one business day after the information has been released. Again, to determine whether you are free to trade even during open window periods, always consult The /Ramp to make sure the trading window is open on the day you plan to trade.
(c) Occasionally an event may occur that is material to the Company and is known by only a few individuals. So long as the event remains material and nonpublic, it is possible that even those who are unaware of such an event may not be permitted to trade (unless the trade is being made under a previously approved 10b5-1 Trading Plan). Typically, the existence of an event- specific blackout will not be broadly announced.

3. Limit Orders. Limit orders, i.e., instructions to E*Trade or a brokerage firm to buy or sell a certain amount of Company stock at a predetermined price, should not be made for more than one day at a time since you’ll need to determine whether it’s safe to trade on each of your expected trade dates by consulting The /Ramp. Please note that a limit order does not constitute a 10b5-1 Trading Plan (see “10b5-1 Trading Plans” below).
4. Gifts and Donations. Gifts of Company stock, including charitable donations, are not subject to the blackout periods. For Designated Persons, gifts and charitable donations of stock should not be made during a blackout period unless you have reason to believe the recipient does not intend to sell the shares during the blackout period then in effect. Written pre-clearance is required for any gifts or donations made by Designated Persons. Additionally, Section 16 Reporting Persons must report gifts and similar transactions to the SEC within two business days of the transfer.
5. RSUs / Stock Options.
(a) If you have been granted any restricted stock units or performance share units (both referred to here as “RSUs”), they are maintained in your Company-sponsored E*Trade account. On the vest dates, the Company requires that you pay the taxes due upon vesting prior to receipt of the stock. Please note that the automatic election in E*Trade is “sell to cover,” which means that enough stock will be sold by E*Trade to satisfy your tax liability. The balance of your shares will be deposited into your E*Trade account. If you would like to sell some or all of your shares after they are deposited into your account, please consult The /Ramp to make sure the trading window is open. Such sales should only be made when you don’t have any material nonpublic information about the Company and when we are not in a blackout period.
(b) If you have stock options, they are also maintained in your Company- sponsored E*Trade account. Unlike RSUs, you alone control the timing of when you exercise the options and acquire the underlying stock. You may exercise your stock options at any time after they vest, regardless of blackout periods. However, if you also plan to sell stock in conjunction with an exercise (i.e., via a “cashless exercise” transaction), you should restrict your sales to those periods when you don’t have any material nonpublic information about the Company and when we are not in a blackout period. In the alternative, you may set up a “net shares” transaction through the Company’s stock plan administrator (stockadmin@liveramp.com), whereby no public sale occurs and the value of your taxes and purchase price are deducted from the number of shares issued to you. Alternatively, you may make prior arrangements to exercise your stock options and sell under a 10b5-1 Trading Plan (see “10b5-1 Trading Plans” in paragraph 14 below).
6. Short-Term Trading.
(a)You should not engage in short-term trading in LiveRamp stock. For purposes of this policy, “short-term trading” is purchasing (or selling) our stock in the open market within six months of selling (or purchasing) any of our stock – a so called “opposite-way transaction.” Short-term trading of a company’s securities can create a focus on short-term stock market performance instead of long-term business objectives.

(b)If you are a Section 16 Reporting Person, the “short-swing profit” laws apply. If you buy low and sell high within any six-month period, you may be held liable for violation of the short-swing profit laws which call for a mandatory repayment to the Company of the difference between your sale price and your purchase price. This is the case even if, in the aggregate, your trades resulted in an overall loss. In other words, within any six-month period, any sale at a higher price will be matched against any purchase at a lower price, and the difference between the two, multiplied by the number of shares involved, must be repaid to the Company.

7. Short Positions. Short sales and other short positions generally evidence an expectation on the part of the seller that the securities will decline in value and therefore have the potential to signal to the market that the seller lacks confidence in the company’s prospects. In addition, short positions may reduce a seller’s incentive to seek to improve the company’s performance. For these reasons, you are prohibited from taking short positions in LiveRamp stock. These include short sales as well as hedging or monetization transactions (such as zero-cost collars and forward sale contracts) that involve the establishment of a short position. See “Hedging and Options Transactions” below for more information.
8. Hedging and Options Transactions. You are prohibited from engaging in hedging and monetization transactions. Hedging or monetization transactions can be accomplished through the use of various financial instruments, including prepaid variable forwards, equity swaps, collars and exchange funds. These transactions may permit continued ownership of Company stock without the full risks and rewards of ownership. When that occurs, a person entering into this type of transaction may no longer have the same objectives as LiveRamp’s other stockholders.
9. Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in LiveRamp stock, you are prohibited from holding LiveRamp stock in a margin account or otherwise pledging LiveRamp stock as collateral for a loan.
10. Trading by Family Members. The restrictions contained in this stock trading policy also apply to your spouse, dependent children or others living in your household. Their trades will be attributed to you as if they were your own.
11. “Tipping.” You should avoid “tipping,” i.e., sharing any material nonpublic information with anyone outside the Company unless that person has signed a confidentiality agreement. If the person you share the information with trades on the information you provided, he or she would be in violation of the federal securities laws which prohibit trading on inside information. Even if you derive no personal benefit from the tippee’s trades, the same penalties apply to you as if you had in fact benefited. See Section IV below regarding potential civil and criminal penalties.
12. Employee Stock Purchase Plan. You may enroll in the Employee Stock Purchase Plan (“ESPP”) during any open trading window when you are personally unaware of any material nonpublic information about the Company. Similarly, once enrolled in the ESPP, you may make changes to your ESPP elections only during open trading windows when you are personally unaware of any material nonpublic information about the Company. Purchases of LiveRamp stock made through the ESPP are not subject to this stock trading policy, since you have no control over when these shares are acquired. The sale of any stock you hold in the ESPP, however, is subject to the policy, since the timing of the sale is controlled by you; therefore, sales should only be made during open trading windows when you are personally unaware of any material nonpublic information about the Company.
13. 401(k) Plan and SERP. LiveRamp stock may from time to time be included as an investment option for 401(k) Plan and Supplemental Executive Retirement Plan (“SERP”) salary deferrals. The automatic monthly purchases of LiveRamp stock under these plans are not subject to this policy. However, the policy does apply to “fund switches” in and out of LiveRamp stock. A fund switch is a request made by you to the plan administrator to buy LiveRamp stock with money obtained from switching your savings out of another fund, or to sell LiveRamp stock and move the proceeds into another fund within the plan. Fund switches should only be made after consulting The /Ramp to determine whether the trading window is open on the date of your planned transaction.
14. 10b5-1 Trading Plans. The SEC has adopted a rule providing a “safe harbor” from the application of the insider trading rules for certain established trading plans. Under the SEC’s Rule 10b5-1, you may enter into a trading plan whereby future trades are to be executed, so long as the requirements in the SEC’s Rule 10b5-1(c) are met. The following is a summary of those requirements, but should not be relied upon or viewed as a substitute for the full text of the rule:

(a) The plan must be a written contract signed by you and a brokerage firm, and you must enter into it in good faith and not as part of a plan or scheme to evade the prohibitions of the SEC’s Rule 10b5-1, and you must act in good faith with respect to your 10b5-1 Trading Plan.
(b) At the time you enter into the plan, (i) you must not be in possession of material nonpublic information about the Company, and (ii) the Company must not be in a blackout period. Section 16 Reporting Persons must also include a representation in their plan certifying that on the date of adoption of the plan, the Section 16 Reporting Person (i) is not aware of any material nonpublic information about the Company and (ii) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of the SEC’s Rule 10b5-1.
(c) The plan must include a cooling-off period between the adoption of the plan and the commencement of trading in accordance with Rule 10b5-1(c)(1)(ii)(B). For Section 16 Reporting Persons, this cooling-off period must be the later of 90 days after the adoption of the plan or two business days following the disclosure in a periodic report of the Company’s financial results for the fiscal quarter in which the plan was adopted. For other persons, the plan must include a 30-day cooling-off period.
(d) A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions).
(e) The plan must either (i) specify or provide a formula or mechanism for determining the amount, price and date of the proposed transactions, or (ii) not permit you to exercise any further discretion over the terms of the transaction.
(f) Anyone who has authority to influence the terms of the transactions subject to the plan must not have access to material non-public information about the Company at the time of exercising his or her influence.
(g) Any amendments to the terms of the plan must be made at a time when (i) you are not in possession of material nonpublic information, and (ii) the Company is not in a blackout period. You may terminate a plan at any time. (Note, however, that the SEC has stated that a pattern of entering into 10b5-1 Trading Plans and subsequently terminating them will likely raise questions about good faith).
(h) Your plan must be pre-approved in writing by the Company’s Chief Legal Officer.
The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans and other “Non-Rule 10b5-1 Trading Arrangements” (as defined in Item 408(c) of Regulation S-K). Officers and directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 Plans and Non-Rule 10b5-1 Trading Arrangements for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
Formal 10b5-1 Plans are available through E*Trade and through most traditional brokerage firms. If you are interested in establishing a 10b5-1 Trading Plan, please contact the Company’s Chief Legal Officer.

III. No Earnings Related Conversations Outside of LiveRamp During Blackout Period
During the quarterly blackout period prior to each earnings release, no discussion about the Company’s financial condition should be held with anyone outside of LiveRamp, including your families and friends, and should only be discussed within LiveRamp on a need-to-know basis. Discussions with the Company’s auditors, insurers, bankers and the like may be held on a need-to-know basis so long as the people with whom such discussions take place are subject to a confidentiality agreement.

IV. Contacts with Analysts and Investors
Stock analysts and investors need to be given a consistent and accurate account of the Company’s financial situation and business strategy. In order to avoid the possibility that an inconsistent message or an illegal “selective disclosure” occurs, all contacts with stock analysts and investors should go through our Chief Financial Officer (“CFO”), the Head of Investor Relations (“IR Lead”) or one of their designated Investor Relations team members (together with the CFO and IR Lead, the “IR Team”). If you receive any calls from an analyst or investor, please refer the calls to a member of the IR Team, and if you are planning to meet with any analysts or investors, please be sure that the CFO and IR Lead are aware of the meeting and that that they know what will be discussed.

V. Consequences of Violations
The consequences of insider trading violations can be very severe.

LiveRamp employees (and any individuals who trade on tips received from an insider) who trade on material nonpublic information could be subject to the following civil and/or criminal penalties:
● A civil penalty of up to three times the profit gained or loss avoided;
● A criminal fine of up to $5,000,000 (no matter how small the profit); and
● A lengthy prison term.
An insider who tips information to a person who then trades on the information is subject to the same penalties as the tippee, even if the insider did not trade and did not profit in any way from the tippee’s trading. In addition, the Company and the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.
Conduct in violation of this policy is outside the scope of the job responsibilities and authority of any director, officer or employee and will subject the director, officer or employee to disciplinary action. If you (or your spouse, dependent children or others living in your household) violate this policy or insider trading or tipping laws, you will be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans, fines, suspension (without pay) or termination of employment (or, in the case of directors, suspension (without pay) or termination of directorship) for cause, or some combination of the foregoing. A violation of our Company policy is not necessarily the same as a violation of law. In fact, for the reasons indicated above, the Company’s policy is intended to be more restrictive than the law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether its policy has been violated. The Company is not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

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This policy may not cover every situation that may arise, and you may find yourself in a situation where questions or uncertainty exists as to applicability of the securities trading laws or this policy. If you have questions as to the applicability of or compliance with the securities trading laws or this policy, you should refrain from taking any questionable action and ask questions first. Questions should be directed to the Chief Legal Officer.

Thanks for your cooperation!